
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 3, 2007

Mr. Paul G. Laird, President
New Frontier Energy, Inc.
1789 W. Littleton Blvd
Littleton, Colorado

      Re: New Frontier Energy, Inc.
               Registration Statement on Form SB-2
               Filed July 31, 2007
               File No. 333-144986

Dear Mr. Laird:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to Form SB-2 filed November 7, 2007

General

1.   Please continue to update your filing to provide all required or requested
        information, such as those indicated by footnote 2 found on page 153 and footnote
        1 found on page 155.

2.   Given the size relative to the number of shares outstanding held by non-affiliates,
        the nature of the offering and the selling security holders, this transaction appears
        to be a primary offering. Because you are not eligible to conduct a primary
        offering on Form S-3, you are not eligible to conduct the offering on a delayed or
        continuous basis under Rule 415(a)(1)(x) and therefore not eligible to conduct a
        primary at-the-market offering under Rule 415(a)(4). As such, you must file a
        registration statement for the "resale" offering at the time of each conversion or
        exercise. You must register each transaction on the form you are eligible to use to
        register the transaction as a primary offering. At the time you file such registration
        statement(s), you must identify the selling shareholders as underwriters and
        include the price at which the underwriters will sell the securities.

Risk Factors

Risks Related to this Offering and Our Common Stock, page 22

3.   We note your response to prior comment 3. Please add risk factor discussion that,
        because of placement agent and due diligence fees, the placement agent warrants,
        possible dividend payments, and the redemption features of the Series C Preferred
        Stock, AC Warrants and BC Warrants, you may be required to pay $24.3 million
        in fees in the first year. Disclose that this may result in negative net proceeds of
        $2.0 million with respect to the offerings described herein.

4.   We note your response to prior comment 4.   Provide risk factor discussion of the
        total possible profit the selling shareholders and placement agent could realize as a
        result of the conversion discount for the securities being offered herein.

5.   We note your response to prior comment 6.   Please add risk factor discussion
        comparing the net proceeds to the company, and the potential selling shareholder
        profit.

Sales of a substantial number of shares of our Common Stock into the public…, page 23

6.   Please revise this paragraph to conform with Rule 421(d) of Regulation C. Ensure
        that readers can easily understand the point of your first paragraph, which is that

you have approximately 6 million shares of Common Stock issued and outstanding, but may need to issue an additional 76 million shares pursuant to the terms of your outstanding securities and obligations.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry